                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



(MARK ONE)
(X)     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                  -----------------

                                       OR
( )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934



                        COMMISSION FILE NUMBER 001-14049
                                               ---------
                              ---------------

                      IMS HEALTH INCORPORATED SAVINGS PLAN
                              (Full title of Plan)

                             IMS HEALTH INCORPORATED
          (Name of Issuer of the Securities held pursuant to the Plan)

                       200 NYALA FARMS, WESTPORT, CT 06880
        (Address of the Plan and the Issuer's principal executive office)

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Benefits Committee of IMS Health Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                IMS Health Incorporated Savings Plan
                                                  (Name of Plan)


                                By: /s/ James C. Malone
                                ----------------------------------------------
                                        James C. Malone
                                        Chief Financial Officer of IMS Health
                                           Incorporated









June 25, 2001

                      IMS HEALTH INCORPORATED SAVINGS PLAN
                                DECEMBER 31, 2000

                               INDEX TO FORM 11-K


                                                                           PAGE (S)

Report of Independent Accountants ..................................          4


Financial Statements:
   Statements of Net Assets Available for Benefits as of
         December 31, 2000 and 1999 ................................          5


   Statement of Changes in Net Assets Available for Benefits for the
      Year ended December 31, 2000 .................................          6


Notes to Financial Statements ......................................        7 - 10


Supplemental Schedules:
   Schedule of Assets Held at End of Year ..........................          11

   Schedule G - Part III ...........................................        12 - 13



Exhibit Index ......................................................          14


Exhibit 23 - Consent of Independent Accountants ....................          15

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator and Plan Participants of IMS Health Incorporated Savings Plan:

      In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IMS Health Incorporated Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 3 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                              /s/ PRICEWATERHOUSECOOPERS LLP
                                              ------------------------------
                                                  PRICEWATERHOUSECOOPERS LLP




New York, New York
June 20, 2001

                      IMS HEALTH INCORPORATED SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DOLLAR AMOUNTS IN THOUSANDS



                                           AS OF DECEMBER 31,
                                       ---------      -----------
                                          2000           1999
                                       ---------      -----------
Assets

Investments, at fair value .....       $ 66,725        $ 89,095


Investments, at contract value .         22,351          26,455

Due from broker for securities
sold ...........................           -                215


Loan and interest receivable ...           -                136

Receivables:
     Members contributions .....           -                502
     Company contributions .....           -                106
                                       -------------------------

Total Assets ...................         89,076         116,509

Liability

Other liability ................            (10)           -


                                       -------------------------
Net assets available for
benefits .......................       $ 89,066        $116,509
                                       ========        ========



   The accompanying notes are an integral part of these financial statements.

                      IMS HEALTH INCORPORATED SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                           DOLLAR AMOUNTS IN THOUSANDS



ADDITIONS TO NET ASSETS

Attributed to:
Investment Income:
Interest and dividend income .........       $   1,914
                                             ---------
               Total Investment Income           1,914
                                             ---------


Contributions:
     Members .........................           9,153
     Company .........................           2,904
     Rollover ........................             310
                                             ---------
                   Total Contributions          12,367
                                             ---------


Total additions ......................          14,281
                                             ---------


DEDUCTIONS FROM NET ASSETS

Attributed to:
Benefits paid to members .............         (33,099)
Net  depreciation ....................          (8,625)
                                             ---------
                      Total Deductions         (41,724)
                                             ---------

Net Decrease .........................         (27,443)

Net assets available for benefits:
     Beginning of year ...............         116,509
                                             ---------
     End of year .....................       $  89,066
                                             =========


    The accompanying notes are an integral part of these financial statements

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS


NOTE 1.   DESCRIPTION OF THE PLAN

The following description of the IMS Health Incorporated Savings Plan (the "Plan") provides only general information. Participating members ("Members") should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan available to all U.S. employees of IMS Health Incorporated (the "Company") and certain of its subsidiaries. Full-time and regular part-time employees are eligible to participate in the Plan in the first month following their first day of employment. Temporary employees, who work at least 1,000 hours in their first year of employment, or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

TRANSFERS TO OTHER FUNDS

During 2000, IMS Health Incorporated sold or spun off several entities whose employees participated in the Plan. The most significant transactions were the sale of ERISCO Managed Care Technologies, Inc., effective October 3, 2000, and the spin-off of Synavant, Inc., as of August 31, 2000. As of the effective date of the transactions, the net balances of the participants of these entities were distributed or transferred into existing or newly formed savings plans sponsored by entities unaffiliated with IMS Health Incorporated. Approximately $21,600 associated with these transfers is included in the Statement of Changes in Net Assets Available for Benefits in "Benefits paid to members".

NOTE 2.   ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan were prepared under the accrual method of accounting.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform to the current year presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. The most significant estimates relate to investment valuation. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect members' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

INVESTMENTS

The Plan's guaranteed investment contracts are stated at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Commingled funds are valued by the fund

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DOLLAR AMOUNTS IN THOUSANDS


managers based on the asset values of the underlying securities as reported by the funds. Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Loans are recorded at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

CONTRIBUTIONS

A member may elect to contribute 1% to 16% of compensation. A member may designate savings as before-tax Savings or after-tax Savings. A member who is a highly compensated employee may be limited to less than 16% due to the existence of certain tests required under the Internal Revenue Code (the "Code"). For 2000, the Code limit on before-tax contributions was $10,500 in the aggregate.

The Company matches an amount equal to 50% of a member's savings, up to the first 6%. Member savings in excess of 6% are supplemental savings that are not matched by Company contributions. Matching Company contributions are invested in the same investment funds as the member's own contributions.

VESTING

Members are 100% vested in the Company's matching contributions after the third year of employment with credit given for employment with the Company's predecessors. However, a member becomes fully vested in his or her Company contribution account upon retirement, disability, death, or reaching age 65. Members are always 100% vested in their own contributions and earnings thereon.

MEMBERS LOANS

Members may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. The maximum loan term is 57 months or up to 117 months for the purchase of a primary residence. The loans are secured by the balance in the member's account and bear interest at the prime rate at the date of the loan as published in The Wall Street Journal plus 2%. Principal and interest are paid on a monthly basis ratably through payroll deductions. The default of a loan note is deemed a taxable distribution of the unpaid balance. The loan balance was $2,280 and $2,600 as of December 31, 2000 and 1999, respectively.

PAYMENTS OF BENEFITS

Benefits are recorded when paid. On termination of service due to death, disability, retirement or other reasons, a member may elect to receive a lump sum amount equal to the value of the member's vested interest in his or her account, or subject to certain conditions, annual installments over a period not greater than twenty years. Members may also elect to defer distributions subject to certain conditions.

FORFEITURES

A member who is not 100% vested in his or her Company contributions and is terminated for reasons other than retirement, death or disability shall forfeit his or her non-vested Company contributions. Forfeited amounts shall be applied to reduce subsequent Company contributions. In the event the employee is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of his or her Company contributions shall be restored to his or her account. During 2000, approximately $83 was forfeited and has been used to reduce current Company contributions.

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DOLLAR AMOUNTS IN THOUSANDS


ADMINISTRATIVE EXPENSES

Transaction and investment manager fees for each fund are charged against the Plan's assets and related rates of return. Trustee fees and other expenses of administering the Plan are borne by the Company.

GUARANTEED INVESTMENT CONTRACTS

As of December 31, 2000, the market value of the Special Fixed Income Fund (which comprises of the Guaranteed Investment Contracts) totaled $22,352 with an average yield of 6.1% and an average crediting interest rate of 6.4%.

PARTY-IN-INTEREST

Certain Plan investments are shares of commingled funds managed by CIGNA. CIGNA is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 3.   FEDERAL INCOME TAX

The plan is subject to the provisions of ERISA, as amended. A request for formal determination that the Plan is qualified and the trust established under the Plan is tax-exempt will be made to the Internal Revenue Service ("IRS"). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

NOTE 4.   PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA, as amended and the Code, which state that, in such event, all members of the Plan shall be fully vested in the amounts in their accounts.

NOTE 5.   INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits:

                                                                              December 31
                                                                         2000             1999
                                                                 ------------------------------
Charter Large Company Stock Index - CIGNA*                            $40,949          $     -
State Street Global Advisors Russell 2000 Index                       $ 6,001          $     -
IMS Health Common Stock                                               $ 6,745          $ 9,333
Barclays Global Investors Equity Index Fund A                               -          $61,397
Barclays Global Investors Extended Equity Market Fund                       -          $ 7,075

        * party-in-interest


During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds                                             $18
Commingled trust funds                               ($8,245)
Common stock                                           ($398)
                                                   -----------
                                                     ($8,625)
                                                   -----------

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DOLLAR AMOUNTS IN THOUSANDS


NOTE 6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                      December 31,      December 31,
                                                                                          2000             1999
Net assets available for benefits per the financial statements                         $  89,066        $ 116,509

Amounts allocated to withdrawing members                                                     (65)            (848)
                                                                                       --------------------------

Net assets available for benefits per the Form 5500                                    $  89,001        $ 115,661
                                                                                       ==========================


The following is a reconciliation of withdrawals and distributions paid to members per the financial statements to the Form 5500:

Withdrawals and distributions paid to members per the financial statements             $ 33,099

Add:
Amounts requested by members for withdrawals and distributions at December 31,
2000 but paid in 2001                                                                        65

Less :
Amounts requested by members for withdrawals and distributions at December 31,
1999 but paid in  2000                                                                     (848)
                                                                                      ----------

Withdrawal and distributions paid to members per the Form 5500                        $   32,316
                                                                                      ==========

Withdrawals and distributions to participants recorded on the Form 5500 for benefit claims include amounts that have been processed and approved for payment prior to December 31 but not paid as of that date.

IMS HEALTH INCORPORATED SAVINGS PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
AS OF DECEMBER 31, 2000
DOLLAR AMOUNTS IN THOUSANDS


Description of Asset                                                Cost           Fair Value
------------------------------------------------------------    -------------     --------------


Charter Large Company Stock Index - CIGNA *                            $42,525           $40,949

Guaranteed Income Fund *                                                   295               295
Allstate  - Rate 6.24% Matures on 10/01/2001                               990               990
Allstate - Rate 5.28% Matures on 10/01/2002                              2,472             2,472
John Hancock - Rate 6.69% Matures on 04/01/2005                          2,574             2,574
John Hancock - Rate 6.01% Matures on 04/01/2002                          1,046             1,046
John Hancock - Rate 5.66% Matures on 04/03/2001                            780               780
John Hancock - Rate 6.12% Matures on 04/02/2001                          2,016             2,016
Metropolitan Life - Rate 6.69% Matures on 10/01/2005                     2,009             2,009
Metropolitan Life - Rate 6.08% Matures on 10/01/2001                     1,123             1,123
New York Life - Rate 7.17% Matures on 10/02/2003                         3,400             3,400
New York Life - Rate 5.70% Matures on 04/01/2003                         2,097             2,097
Principal Mutual - Rate 7.22% Matures on 09/30/2003                      3,550             3,550
                                                                         -----             -----
    Subtotal - Special Fixed Income Fund                                22,352            22,352



IMS Health Common Stock Fund                                             4,920             6,745
State Street Global Advisors Russell 2000 Index                          6,996             6,001
IMS Health Balanced Index Fund - CIGNA *                                 4,243             4,298
State Street Global Advisors EAFE Index Account                          3,750             3,316
Small Company Stock Value I Fund -Berger                                 1,191             1,320
Charter Large Company Stock Growth - Putnam                              1,443             1,273
Templeton Foreign Account                                                  468               489
Synavant Legacy Fund                                                         1                53
Member Loans*                                                                -             2,280

                                                                                  ---------------
Total Investment                                                                          $89,076
                                                                                  ===============

* party-in-interest

IMS HEALTH INCORPORATED SAVINGS PLAN
SCHEDULE G - PART III



                         FINANCIAL TRANSACTIONS SCHEDULE
                              SCHEDULE G - PART III
                             NONEXEMPT TRANSACTIONS


Name of Plan                       THE IMS HEALTH INCORPORATED SAVINGS PLAN

Plan Sponsor                       IMS HEALTH INCORPORATED

Three-digit plan number            002

Employer Identification Number     06-1506026


(a).  Identity of party involved
      IMS HEALTH INCORPORATED

(b).  Relationship to plan, employer, or other party-in-interest
      PLAN SPONSOR

(c). Description of transactions including maturity date, rate of interest, collateral, par or maturity value
      DEPOSIT OF ELECTIVE DEFERRALS EFFECTIVE MARCH 3, 2000 AND MARCH 29, 2000 DEPOSITED ON APRIL 20, 2000 AND MAY 1, 2000, RESPECTIVELY (SEE ATTACHMENT).

(d).  Purchase price
      $0

(e).  Selling Price
      $0

(f).  Lease Rental
      $0

(g).  Expenses incurred in connection with this transaction
      $6,076

(h).  Cost of Asset
      $0

(i).  Current Value of Asset
      $0

(j).  Net gain or (loss) on each transaction
      $0

IMS HEALTH INCORPORATED SAVINGS PLAN
SCHEDULE G - PART III


                       ATTACHMENT TO SCHEDULE G - PART III


The deposits of elective deferrals for the IMS Health Incorporated Savings Plan (the "Plan") for the March 3, 2000 and March 29, 2000 payrolls (in the combined amount of approximately $2.1 million) were required to be submitted to the Plan's custodian no later than April 15, 2001. These transmittals were not submitted until April 20, 2000 and May 1, 2000, respectively. The late transmittal of these elective deferrals is considered an operational violation of the terms of the Plan, and, therefore, is considered a prohibited transaction.

On December 19, 2000, the Company made a corrective contribution to the Plan in the amount of approximately $40,500 to offset the estimated loss incurred by the Plan participants as a result of the late transmittals. The amount of the corrective contribution was calculated by multiplying the late contribution amounts times the interest rate percentage determined by the Internal Revenue Service (the "IRS") for plan corrections (9%), prorated for the number of days from the date the contribution should have been transmitted to the date the corrective contribution was allocated to the Plan. The $40,500 was allocated among Plan participants and recorded as a qualified non-elective contribution.

As a result of this reportable transaction, on December 21, 2000, the Company filed IRS Form 5330 (Return of Excise Taxes Related to Employee Benefit Plans) and paid an excise tax in the amount of $6,076.

IMS HEALTH INCORPORATED SAVINGS PLAN
EXHIBIT INDEX


  EXHIBIT
     NO.               DESCRIPTION
--------------         -----------------------------------------------------

   EX - 23            Consent of Independent Accountants